20010649

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS PLAZA-SUITE 305; 255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN	PR	00917-1903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMON DOMINGUEZ (787) 282-0303
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 2 0 2020
Washington DC
415

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARBONELL & CO., LLP
(Name – *if individual, state last, first, middle name*)

1654 TULIPAN STREET; URB SAN FRANCISCO	SAN JUAN	PR	00927
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A55: 963

OATH OR AFFIRMATION

I, Ramon Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD CAPITAL GROUP, INC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public 19101

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO 18-A9656216

Sello

Sello de Asistencia Legal 80515-2020-0117-6635903

...IK APONTE LOPEZ • ...GADO NOTARIO

Financial Statements and Report of
Independent Registered Public
Accounting Firm

RD CAPITAL GROUP, INC.

December 31, 2019 and 2018

RD CAPITAL GROUP, INC.
Financial Statements
As of December 31, 2019 and 2018

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 13
Supplemental Data:	
Schedule I - Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission	14
Schedule II - Reconciliation of Aggregation Indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission	15

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00928-0010

February 7, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
RD Capital Group, Inc.
MCS Plaza- Suite 305
255 Ponce de Leon Avenue
San Juan, PR 00917

Opinion on the Financial Statements

We have audited the accompanying balance sheets of RD Capital Group, Inc. (the Company) as of December 31, 2019 and 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Telephone: (787) 300-3777 • Fax: (787) 300-3771 • www.carbonellcpa.com

Auditors' Report on Supplementary Information

The Schedule I — Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II — Reconciliation of Aggregate Indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I — Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II — Reconciliation of Aggregate Indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2018.

Carbonell & Co., LLP
Certified Public Accountants
License No. LLP-211 Expires Dec. 1, 2022
Stamp #E397469 of the P.R. Society of
Certified Public Accountants has been
affixed to the original of this report.

RD CAPITAL GROUP, INC.
Balance Sheets
As of December 31, 2019 and 2018

Assets

	2019	2018
Current assets:		
Cash	$ 83,534	$ 76,870
Restricted cash- deposit with clearing house	100,000	100,000
Accounts receivable, other	9,510	205
Prepaid expenses	7,593	6,842
Total current assets	200,637	183,917
Total assets	**$ 200,637**	**$ 183,917**

Liabilities and Stockholder's Equity

	2019	2018
Current liabilities:		
Accounts and other commissions payable	$ 3,780	$ 6,084
Accrued expenses	50,369	38,541
Income tax payable	4,000	11,124
Due to stockholder	30,000	13,000
Total liabilities	88,149	68,749
Commitments		
Stockholder's equity		
Common stock; $1 par value,1,000,000 shares authorized,35,000 shares issued and outstanding	35,000	35,000
Additional paid in capital	273,421	273,421
Accumulated deficiency	(195,933)	(193,253)
Total stockholder's equity	112,488	115,168
Total liabilities and stockholders' equity	**$ 200,637**	**$ 183,917**

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Operations
For the years ended December 31, 2019 and 2018

	2019	2018
Revenues:		
Commissions and fees	$ 727,936	$ 757,851
Interest and other income	9,624	12,674
Total revenues	737,560	770,525
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	401,550	373,106
Occupancy costs and office expense	100,267	106,342
Professional and temporary services	72,974	58,662
Communications and postage	52,629	56,666
Travel and entertainment	27,527	43,325
Dues, subscriptions and other registration fees	33,315	37,903
Clearing fees	21,255	23,053
Property, municipal and other taxes	14,754	14,682
Auto	5,575	6,726
Others	6,171	5,165
Total operating costs and expenses	736,017	725,630
Operating income before income tax	1,543	44,895
Provision for income tax	4,223	13,343
Net (loss) income	$ (2,680)	$ 31,552

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2019 and 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of December 31, 2017	$ 35,000	$ 273,421	$ (224,805)	$ 83,616
Net income	-	-	31,552	31,552
Balance as of December 31, 2018	35,000	273,421	(193,253)	115,168
Net loss	-	-	(2,680)	(2,680)
Balance as of December 31, 2019	**$ 35,000**	**$ 273,421**	**$ (195,933)**	**$ 112,488**

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Cash Flows
For the years ended December 31, 2019 and 2018

	2019	2018
Cash flow from operating expenses:		
Net (loss) income	$ (2,680)	$ 31,552
Net increase or decrease in assets and liabilities:		
Segregated cash- deposit with clearing house	-	100,000
Accounts receivable, other	(9,306)	296
Prepaid expenses	(749)	(1,636)
Accounts payable	(2,305)	(9,341)
Accrued expenses	11,828	19,226
Income tax payable	(7,124)	11,124
Commissions payable	17,000	(3,066)
Total adjustments	9,344	116,603
Net cash provided by operating activities	6,664	148,155
Cash flows from financing activities:		
Collections from/advances to related companies	-	604
Net cash provided by financing activities	-	604
Net change in cash and restricted cash	6,664	148,759
Cash and restricted cash at beginning of years	176,870	28,111
Cash and restricted cash at end of years	$ 183,534	$ 176,870

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

Note 1. Nature of Business

RD Capital Group, Inc., hereinafter "the Company", is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for their customers.

Note 2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with US generally accepted accounting principles and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company.

Basis of Presentation

The Company fiscal year ends on December 31st of each year. All year references in these notes to the financial statements, represent fiscal years unless otherwise noted.

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under Topic 605. There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Note 2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is recorded at cost and are amortized using the straight-line method over the estimated useful lives on the assets. Leasehold improvements are amortized using the straight line method over the estimated useful life or the remaining lease life, whichever is shorter. Maintenance and repairs are charged to operations when incurred. Betterments and renewals, which substantially increase the life of individual assets, are capitalized. All property and equipment are fully depreciated.

Long-lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

Cash Equivalents and Statement of Cash Flows

For purposes of the statement of cash flows the Company considers cash in certificates of deposit and all liquid debt instruments purchased with maturity of three months or less, to be cash equivalents. As of December 31, 2019 and 2018, no cash equivalents existed, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk only include bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

Adoption of New Accounting Standards

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), a comprehensive new revenue recognition standard that superseded nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitle in exchange for those goods or services. In August 2015, the FASB deferred the effective date of ASU 2014-09 to January 1, 2018. An entity can elect to adopt ASU 2014-09 using one of two methods, either full retrospective adoption to each prior reporting period, or modified retrospective adoption by recognizing the cumulative effect of adoption at the date of initial application. Effective January 1, 2018, the Company adopted ASU 2014-09 using the modified retrospective method. As a result of adoption, there was no cumulative impact to Company's capital as of December 31, 2018, no impact to total revenue or the year ended December 31, 2019, and no impact to the statements of financial conditions as of December 31, 2019.

In November 2016, the FASB issued ASU 2016-18, Statements of Cash Flows (Topic 230): Classification and Presentation of Restricted Cash in the Statements of Cash Flows, which requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents in the statement of cash flows. A company will also be required to disclose information regarding the nature of the restrictions. The Company adopted the provisions of this guidance on January 1, 2018, and began presenting cash segregated for regulatory purposes and restricted cash activity as a component of cash and cash equivalents on the statements of cash flows using a retrospective transition method for each period presented.

Reclassifications

Certain immaterial reclassifications have been made to prior year amounts to conform to the current year presentation.

Note 3. Deposit with Clearing House

This deposit is required by Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. As of December 31, 2019 and 2018, the Company kept a cash deposit balance of $100,000 which was held by Pershing LLC.

Note 4. Retirement Plan

The Company has a defined contribution pension plan, which covers all of its employees that complies with a minimum of 21 years of age and 12 months of service. The resting period to become fully vested is three years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2019 and 2018.

Note 5. Income Taxes

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purpose.

The provision for income tax (benefit) for the years ended December 31, 2019 and 2018, consists of the following:

	2019	2018
Current year income tax	$ 4,223	$ 13,343
Change in deferred tax asset or liability	-	-
Provision for income tax	**$ 4,223**	**$ 13,343**

The provision for income tax shown on the statements of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

As of December 31, 2019 and 2018, the Company does not have unrecognized tax benefits in its financial statements. During the years ended December 31, 2019 and 2018, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purpose, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns.

Note 5. Income Taxes (continued)

In assessing the realizability of the deferred tax asset, the Company considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax asset are deductible, the Company believes it is more likely than not that the Company will realize the deferred tax asset, net of the existing valuation allowances recorded at December 31, 2019 and 2018. The amount of the deferred tax asset that is considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Note 6. Lease Commitments

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of an operating lease agreement. Effective January 1, 2015, the Company renewed the lease agreement for an additional five years period that ended on December 31, 2019. Monthly rent under the lease agreement amounted to $4,336. Total rent expense amounted to $52,030 during the years ended December 31, 2019 and 2018, respectively.

The Company is currently negotiating with the landlord to extend the lease agreement under similar terms.

Note 7. Related Party Transactions

The Company engaged in transactions with related parties mainly for commissions paid to the stockholder, payments made on behalf of its stockholder, rent expenses, among others. In addition, including in the statements of operations are revenues and expenses resulting from various securities trading activities with related parties, as well as fees for administrative services performed by the Company. The following table sets forth the Company's related party transactions as of and during the years ended December 31, 2019 and 2018:

	2019	2018
Commission revenue - Stockholder	$ 90,358	$ 155,190
Clearing charges resulting from the trading of securities with the stockholder	$ 3,049	$ 3,885
Commission to Stockholder	$ 228,000	$ 203,000
Due to Stockholder	$ 30,000	$ 13,000

Note 8. Supplemental Disclosure of Cash Flows Information

The statement of cash flows classifies changes in cash according to operating, investing and financing activities. The following is supplementary information relating to the statement of cash flows:

Cash paid during the year for:

	2019	2018
Interest	$ -	$ -
Income taxes	$ 11,347	$ -

Cash and restricted cash at end of years consist of the following.

	2019	2018
Non-restricted cash	$ 83,534	$ 76,870
Restricted cash	100,000	100,000
Total cash and restricted cash shown in the statements of cash flows	**$ 183,534**	**$ 176,870**

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

As of December 31, 2019 and 2018, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2019	0.61 to 1	$ 50,000	$ 95,385	$ 45,385
2018	0.52 to 1	$ 50,000	$ 107,135	$ 57,135

Note 10. Supplementary Information

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2019 and 2018, the Company has not had activities that would need to be disclosed on such schedules.

Note 11. Contingencies

The Company, at times, may be involved in litigation relating to matters that arises in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

Note 12. Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 7, 2020, the date which the financial statements were available to be issued and has determined that there were no events occurring in this period that required disclosure in or adjustments to the accompanying financial statements.

THIS SPACE INTENTIONALLY LEFT BLANK

RD CAPITAL GROUP, INC.
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commision
December 31, 2019 and 2018

	2019	2018
Net Capital		
Total stockholder's equity	$ 112,488	$ 115,168
Less - non allowable assets		
Petty cash	-	386
Other accounts receivable	9,510	205
Prepaid expenses	7,593	6,842
Total non-allowed assets	17,103	7,433
Less - haircuts on securities		
Contractual securities commitments	-	600
Net capital	**$ 95,385**	**$ 107,135**
Aggregate indebtedness		
Items included in the accompanying balance sheets -		
Accounts and other commissions payable	$ 3,780	$ 6,084
Accrued payroll taxes and withholdings	6,993	7,185
Income and related tax payable	4,000	11,124
Other accrued expenses	43,377	31,357
Total aggregate indebtedness	**$ 58,150**	**$ 55,750**
Computation of basic net capital requirement		
Minimum net capital requited (aggregate indebtedness ÷ by 15)	$ 3,877	$ 3,717
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital - $50,000)	$ 45,385	$ 57,135
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 35,385	$ 47,135
Ratio: aggregate indebtedness to net capital	0.61 to 1	0.52 to 1
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2019 and 2018)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 95,385	$ 104,384
Net audit adjustments	-	2,751
Net capital per above	**$ 95,385**	**$ 107,135**

RD CAPITAL GROUP, INC.
SCHEDULE II
Reconciliation of Aggregate Indebtedness Pursuant to Rule 17a-5 (D)(4) of the Securities and Exchenge Commision
December 31, 2019 and 2018

	2019	2018
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2019 and 2018:		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 58,150	$ 55,750
Audit adjustments	-	2,751
Schedule I	**$ 58,150**	**$ 58,501**

Independent Auditors' Report on
Applying Agreed-Upon Procedures Related
to the SIPC Assessment Reconciliation

RD CAPITAL GROUP, INC.

For the years ended December 31, 2019 and 2018

RD CAPITAL GROUP, INC.
Agreed-Upon Procedures Report

Table of Contents

	Page
Agreed-Upon Procedures Together with Report of Independent Registered Public Accounting Firm	1-2

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00928-0010

February 7, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
RD Capital Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by RD Capital Group, Inc., and the SIPC, solely to assist you and SIPC in evaluating RD Capital Group, Inc.'s, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. RD Capital Group, Inc.'s, management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Telephone: (787) 300-3777 • Fax: (787) 300-3771 • www.carbonellcpa.com

This report is intended solely for the information and use of **RD Capital Group, Inc.**, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Carbonell & Co. LLP.

Carbonell & Co., LLP
Certified Public Accountants
License No. LLP-211 Expires Dec. 1, 2022
Stamp #E397470 of the P.R. Society of Certified Public Accountants has been affixed to the original of this report.

CARBONELL & CO., LLP
PUERTO RICO
LIC.
LLP-211
CERTIFIED PUBLIC ACCOUNTANTS

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7******987*****************MIXED AADC 220
47759 FINRA DEC
RD CAPITAL GROUP INC
MCS PLAZA SUITE 305
255 AVE PONCE DE LEON
SAN JUAN, PR 00917-1955

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,065

B. Less payment made with SIPC-6 filed (exclude interest) (558)

July 15, 2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 507

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 507

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 507

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RD Capital Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 21st day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019 (01/01/19 – 12/31/19)

Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 737,560
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	21,255
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	1,258
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 4,761	
	Enter the greater of line (i) or (ii)	4,761
	Total deductions	27,274
2d.	SIPC Net Operating Revenues	$ 710,286
2e.	General Assessment @ .0015	$ 1,065

(to page 1, line 2.A.)

Exemption Report Together with
Independent Registered Public Accounting
Firm's Review Report

RD CAPITAL GROUP, INC.

For the years ended December 31, 2019 and 2018

RD CAPITAL GROUP, INC.
Exemption Report

Table of Contents

	Page
Exemption Report Together with	
Independent Registered Public Accounting Firm's Review Report	1
Exemption Report	2

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00928-0010

February 7, 2020

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

To the Board of Directors and Stockholder of
RD Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **RD Capital Group, Inc.**, ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RD Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carbonell & Co. LLP

Carbonell & Co., LLP
Certified Public Accountants
License No. LLP-211 Expires Dec. 1, 2022
Stamp #E397471 of the P.R. Society of Certified Public Accountants has been affixed to the original of this report.


CARBONELL & CO., LLP
PUERTO RICO
LIC.
LLP-211
CERTIFIED PUBLIC ACCOUNTANTS

RD CAPITAL

The Exemption Report

RD Capital Group, Inc., (the Company) is a registered broker-dealer responsible for complying with the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5 and the exemption provisions. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions") under the following provisions of 17 C.F.R. §240.15c3-3(k) and:

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year from January 1, 2018 to December 31, 2018 without exception.

Signature: ____________________
RAMON DOMINGUEZ

Position: President & Chief Executive Officer

Date: January 24, 2019